Exhibit 99.9

NICE to Showcase its Cross-channel Interaction Analytics Offering with New Web Interaction Analytics, for Improving Contact Center Operational Efficiency, Inbound Sales Effectiveness and Churn Reduction

Integrating analysis of web self-service with contact center call content enables organizations to accurately map the customer interaction journey for improving service and sales provided via both communication channels

RA’ANANA, ISRAEL, May 23, 2011- NICE Systems Ltd. (NASDAQ: NICE), today announced that it will showcase its new Web Interaction Analytics capabilities as part of its cross-channel Interaction Analytics at Interactions 2011, the NICE Annual Global Customer Conference, to be held at The Venetian and Palazzo Resort and Casino in Las Vegas, May 23 – 26.

Udi Ziv, President of the NICE Enterprise Group, said, “In a recent survey NICE conducted on customer channel preferences, of the many respondents who cannot achieve their objective through a company’s web self-service channel, more than 50% turn directly to the contact center for help. At this point, customers are frustrated and expect the contact center to pick up where they left off on the website, and address their needs quickly and effectively.”

Gareth Herschel, research director at analyst firm Gartner, Inc. said, “Cross-channel analytics that includes web interaction analysis enables organizations to correlate in real time a customer’s recent activity on a company’s website together with the current call to the contact center – and present this information to agents, for better service. It also provides insights that enable organizations to minimize deflected calls into the contact center, by enhancing their web self-service functionality accordingly.”

NICE’s Web Interaction Analytics capabilities will add to NICE’s business solutions for:

Contact Center Operational Efficiency: NICE provides cross-channel operational efficiency insights by analyzing the calls customers place to the contact center after a failed web self-service interaction. It correlates the call to the customer’s prior web interactions, performing automatic root-cause analysis for deflection into the contact center. This might be as a result of missing information on the website, or problematic or missing web self-service functionality. Organizations can reduce the volumes of failed web interactions that often drive customers to call into the contact center, directly impacting operational costs.

In addition, through cross-channel context integration, i.e. delivering to the agent’s desktop real-time information on what the calling customer attempted to achieve through the company’s website, and taking into consideration the contents of the call itself,  agents can provide more efficient service that is personalized and precisely relevant to the customer’s current needs.  As a result, organizations can better measure and deliver First Contact Resolution (FCR) across multiple channels and reduce Average Handle Time (AHT) by avoiding the need of customers to describe their prior web interactions.

Improved Inbound Sales Effectiveness: contact center agents automatically receive real-time recommendations on the optimal offer for the calling customer, based on a combination of an analysis of the customer’s prior web interactions, real-time speech analytics, and recommendations that may have been calculated by a campaign management system.

Churn Reduction: NICE’s enhanced cross-channel Interaction Analytics, combined with NICE’s real-time speech analytics and information from transactional analytics solutions, provides organizations with early churn prediction capabilities by receiving information on “hot” web patterns – i.e. a flow of specific web pages that when viewed by a customer implies churn risk. Such pages include service plan details, cancelation policy information, etc.

Mr. Ziv continued, “The importance of the contact center is evolving, customers are better informed, more savvy and more demanding. Though, the fact that web self-service and contact centers are typically siloed makes it difficult for organizations to meet their customers’ growing needs. The NICE approach is to break down these silos by providing them with real-time, cross-channel analytics – including integrated web interaction analytics – enabling them to effectively deal with multi-channel customer service.”

NICE’s Web Interaction Analytics captures and analyzes an authenticated customer’s web session interactions (e.g. bank account status inquiries, airplane tickets purchases, loan application submissions, or cellular service upgrade requests). This information is automatically categorized and is cross-referenced and compiled with other information gathered by NICE’s cross-channel Interaction Analytics specific to the customer.

The aggregated insights are compiled into a holistic profile of customer wants and needs. This information is pushed to agents’ desktops as they interact with the customer, providing them real-time guidance on how to best handle the call, as based on the customer’s past attempts to receive service, and the context of the current interaction. Additional benefits include the ability to track self-service deflection rates across time and perform root-cause analysis to determine points of web self-service failure for correction.

The NICE Enterprise offering addresses the needs of customer-centric businesses with intent-based solutions. Driven by real-time, cross-channel analytics, NICE provides solutions for increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations. NICE Enterprise solutions are implemented by contact centers of all sizes, branches, trading floors and back offices.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/NICETrademarks.html.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Ziv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.